Exhibit 99.1

MAKEMYTRIP LIMITED ANNOUNCES FISCAL 2013 FIRST QUARTER RESULTS

Financial Highlights for Fiscal 2013 First Quarter

(YoY growth % are on constant currency basis(1); please see table below for YoY growth % on actual basis)

•	Revenue rose 47.9% year over year (yoy) to $64.1 million in 1Q13 versus $52.0 million in 1Q12.

•	Revenue less service costs(2) increased 35.8% yoy to $23.9 million in 1Q13 versus $21.1 million in 1Q12.

•	Net revenue margin(3) for Air ticketing and Hotels and packages combined increased to 8.4% in 1Q13 versus 7.7% in 1Q12.

•	Adjusted operating profit(4) improved to $2.5 million in 1Q13 versus $1.6 million in 1Q12.

•	Adjusted net income(5) was $1.8 million in 1Q13 versus $1.5 million in 1Q12.

•	Adjusted diluted earnings per share(5) for 1Q13 was $0.05 versus $0.04 in 1Q12.

Gurgaon, India and New York, August 6, 2012 — MakeMyTrip Limited (Nasdaq: MMYT), India’s leading online travel company, today announced its unaudited financial and operating results for its first fiscal quarter ended June 30, 2012.

“MakeMyTrip delivered strong financial results in the first fiscal quarter despite an increasingly challenging operating environment,” said Deep Kalra, Chairman and CEO. “We were able to deliver net revenue growth in line with our guidance by continuously enhancing our customers experience and executing on expanding our Hotels & packages business.”

(in thousands except EPS)	3 months Ended June 30, 2011	3 months Ended June 30, 2012	YoY Change	YoY Change in Constant Currency(1)
Financial Summary as per IFRS
Revenue	$52,047.7	$64,134.2	23.2%	47.9%
Revenue Less Service Costs(2)	$21,104.8	$23,882.9	13.2%	35.8%
Air Ticketing	$14,408.6	$15,583.5	8.2%	31.0%
Hotels & packages	$5,915.5	$7,109.7	20.2%	41.4%
Other	$780.7	$1,189.7	52.4%	83.5%
Results from Operating Activities	$1,791.8	$(197.8)
Adjusted Operating Profit(4)	$1,647.9	$2,505.9	52.1%
Income (Loss) for the Period	$750.9	$(810.5)
Adjusted Net Income (5)	$1,517.6	$1,819.3	19.9%
Diluted Earnings (Loss) per Share	$0.02	$(0.02)
Adjusted Diluted Earnings per Share(5)	$0.04	$0.05
Operating Metrics
Gross Bookings(6)	$264,116.0	$271,472.4	2.8%	24.1%
Air Ticketing	$218,819.6	$214,662.2	(1.9)%	18.8%
Hotels & packages	$45,296.4	$56,810.2	25.4%	50.0%
Number of Transactions
Air Ticketing	904.1	822.1	(9.1)%
Hotels & packages	73.3	105.7	44.1%

(1)	Constant currency refers to our financial results assuming constant foreign exchange rates for the current fiscal period based on the reporting for the historical average rate used in the prior year’s comparable fiscal period.
(2)	Represents IFRS revenue after deducting service costs. IFRS refers to International Financial Reporting Standards as issued by the International Accounting Standards Board.
(3)	Revenue less service cost as a percentage of gross bookings.
(4)	Results from operating activities excluding employee share-based compensation costs.
(5)	Income for the period excluding employee share-based compensation costs, costs related to follow-on public offering, interest accretion on financial liability related to business combination, net loss on change in fair value of derivative financial instrument and income tax (benefit) expense.
(6)	Represent the total amount paid by our customers for the travel services and products booked through us, including taxes, fees and other charges, net of cancellations and refunds.

Please see “About Non-IFRS Financial Measures” included within this release to understand the importance of the financial measures set forth in notes (1) to (6) above. Reconciliations of IFRS financial measures to non-IFRS operating results are included at the end of this release.

Recent Developments

Amendment to the Share Purchase Agreement signed with Luxury Tours & Travel Pte Ltd

In July 2012, the Company entered into an agreement with the remaining shareholders of Luxury Tours & Travel Pte Ltd (LTT) which amended the terms of the original share purchase agreement (SPA) signed in February 2011. As per the amended terms, the Company will purchase the remaining shares held by remaining shareholders (also the original selling shareholders) in LTT by December 31, 2012 at the same price per share as paid for the tranche purchased on the first closing date.

Fiscal 2013 First Quarter Financial Results

Revenue. We generated revenue of $64.1 million in the quarter ended June 30, 2012, an increase of 23.2% (47.9% in constant currency) over revenue of $52.0 million in the quarter ended June 30, 2011.

Air Ticketing. Revenue from our air ticketing business increased by 17.1% (41.8% in constant currency) to $17.2 million in the quarter ended June 30, 2012 from $14.7 million in the quarter ended June 30, 2011. Our revenue less service costs(2) increased by 8.2% (31.0% in constant currency) to $15.6 million in the quarter ended June 30, 2012 from $14.4 million in the quarter ended June 30, 2011. This was due to an increase in net revenue margin from 6.6% in the quarter ended June 30, 2011 to 7.3% in the quarter ended June 30, 2012 and increased average transaction values on materially higher airfares, partially offset by a decrease in gross bookings of 1.9% (increase of 18.8% in constant currency) year on year.

Hotels and Packages. Revenue from our hotels and packages business increased by 25.1% (49.6% in constant currency) to $45.8 million in the quarter ended June 30, 2012 from $36.6 million in the quarter ended June 30, 2011. Our revenue less service costs(2) increased by 20.2% (41.4% in constant currency) to $7.1 million in the quarter ended June 30, 2012 from $5.9 million in the quarter ended June 30, 2011. This was due to an increase in gross bookings by 25.4% (50.0% in constant currency), which was partially offset by a reduction in net revenue margin from 13.1% in the quarter ended June 30, 2011 to 12.5% in the quarter ended June 30, 2012.

Other Revenue. Our other revenue increased to $1.2 million in the quarter ended June 30, 2012 from $0.8 million in the quarter ended June 30, 2011, primarily due to an increase in income from advertisements.

Total Revenue less Service Costs. Our total revenue less service costs increased by 13.2% (35.8% in constant currency) to $23.9 million in the quarter ended June 30, 2012 from $21.1 million in the quarter ended June 30, 2011 as a result of a 8.2% (31.0% in constant currency) increase in our air ticketing revenue less service costs, as well as a 20.2% (41.4% in constant currency) increase in our hotels and packages revenue less service costs.

Personnel Expenses. Personnel expenses increased to $7.6 million in the quarter ended June 30, 2012 from $4.3 million in the quarter ended June 30, 2011, mainly as a result of employee share-based compensation costs of $2.7 million in the quarter ended June 30, 2012 as against ($0.14) million in quarter ended June 30, 2011, as well as due to increases in annual wages and average employee headcount year over year in the quarter ended June 30, 2012. Excluding employee share-based compensation costs, personnel expenses as a percentage of net revenue decreased by 33 basis points year over year and 1.2 percentage points over the previous quarter.

Other Operating Expenses. Other operating expenses increased by 8.8% to $15.7 million in the quarter ended June 30, 2012 from $14.5 million in the quarter ended June 30, 2011, primarily as a result of an increase in outsourcing fees and payment gateway charges in line with the growth in our business. Other operating expenses as a percentage of net revenue decreased by 2.7 percentage points year over year to 65.9%.

Results from Operating Activities. As a result of the foregoing factors, our results from operating activities was a loss of $0.2 million in the quarter ended June 30, 2012 from a profit of $1.8 million in the quarter ended June 30, 2011. Excluding the effects of our employee share-based compensation costs for both quarters ended June 30, 2012 and 2011, we would have recorded an operating profit of $2.5 million in the quarter ended June 30, 2012 compared with an operating profit of $1.6 million in the quarter ended June 30, 2011.

Net Finance Costs. Our net finance costs decreased to $0.8 million in the quarter ended June 30, 2012 from net finance costs of $1.0 million in the quarter ended June 30, 2011, primarily due to costs of $0.9 million for our follow-on public offering in the quarter ended June 30, 2011 as against higher forex loss of $1.3 million in the quarter ended June 30, 2012 offset by higher interest income earned on term deposits with banks.

Profit (Loss) for the Period. As a result of the foregoing factors, including the effects of employee share-based compensation costs, our loss for the quarter ended June 30, 2012 was $0.8 million as compared to a profit of $0.8 million in the quarter ended June 30, 2011. Excluding the effects of employee share-based compensation costs and interest accretion on financial liability related to business combination for the first quarter of both fiscal years 2013 and 2012, costs related to our follow-on public offering in the first quarter of fiscal year 2012 and net loss on change in the fair value of derivative financial instruments in the first quarter of fiscal 2013, we would have recorded a net profit of $1.8 million in the quarter ended June 30, 2012 and a net profit of $1.5 million in the quarter ended June 30, 2011.

Diluted Earnings (Loss) per share. Diluted loss per share was $0.02 for the quarter ended June 30, 2012 as compared to diluted earnings per share of $0.02 in the quarter ended June 30, 2011. After adjusting for employee share-based compensation costs and interest accretion on financial liability related to business combination for the first quarter of both fiscal years 2013 and 2012, costs related to our follow-on public offerings in the first quarter of fiscal year 2012 and net loss on change in the fair value of derivative financial instruments in the first quarter of fiscal 2013 as mentioned in the preceding paragraph, diluted earnings per share were $0.05 in the quarter ended June 30, 2012, compared to diluted earnings per share of $0.04 in the quarter ended June 30, 2011.

Fiscal Year 2012-13 Outlook

The Company is maintaining its fiscal year 2013 Revenue less service costs growth guidance in the range of 30% to 32% on a constant currency basis. This growth guidance is based on average actual Indian Rupee to U.S. Dollar exchange rate of 48.23 for full fiscal year 2012. On a U.S. dollar basis, we are updating our revenue less service cost guidance in the range of $99 million to $102 million solely to reflect the current 2Q13 average exchange rate of INR 55 to a U.S. Dollar. The previously provided guidance range had assumed an average exchange rate of INR 53 to a U.S. Dollar.

Conference Call

MakeMyTrip will host a conference call to discuss the company’s results for the quarter ended June 30, 2012 beginning at 10:00 a.m. EDT on August 6, 2012. To participate, please dial 1-855-500-8701 from within the U.S. or + 65-6723-9385 from any other country. Thereafter, callers will be prompted to enter the participant passcode 12476340. A live webcast of the conference call will also be available through the Investor Relations section of the company’s website at http://investors.makemytrip.com.

A telephonic replay of the conference call will be available for two weeks by dialing +1-866-214-5335 and using passcode 12476340. A one month replay of the live webcast will also be available at http://investors.makemytrip.com, shortly following the conclusion of the call.

About Non-IFRS Financial Measures

As certain parts of our revenues are recognized on a “net” basis and other parts of our revenue are recognized on a “gross” basis, we evaluate our financial performance based on revenue less service costs, which is a non-IFRS measure, as we believe that revenue less service costs reflects more accurately the value addition of the travel services that we provide to our customers. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. Our revenue less service costs may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

Constant currency results are financial measures that are not in accordance with IFRS, and assume constant currency exchange rates used for translation based on the rates in effect during the comparable period in the prior fiscal year.

The Company believes that adjusted operating profit, adjusted net income and change in constant currency are useful in measuring the results of the company. The IFRS measures most directly comparable to adjusted operating profit and adjusted net income are results from operating activities and income (loss) for the period, respectively. The Company believes that adjustments to these IFRS measures (including employee stock compensation costs, expenses such as follow-on public offering costs, interest accretion on financial liability related to business combination, net loss on change in the fair value of derivative financial instruments and income tax benefit (expense)) provide investors and analysts a more accurate representation of the Company’s operating results.

Safe Harbor Statement

This release contains certain statements concerning the Company’s future growth prospects and forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Company’s current expectations, assumptions, estimates and projections about the company and its industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. Such statements include, among other things, quotations from management as well as MakeMyTrip’s (MMYT) strategic and operational plans. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the slow-down of economic growth in India and the global economic downturn, general declines or disruptions in the travel industry, volatility in the trading price of MMYT’s shares, MMYT’s reliance on its relationships with travel suppliers and strategic alliances, failure to further increase MMYT’s brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in India and overseas, failure to successfully develop MMYT’s corporate travel business, damage to or failure of MMYT’s infrastructure and technology, loss of services of MMYT’s key executives, and inflation in India and in other countries. These and other factors are more fully discussed in the “Risk Factors” section of MMYT’s 20-F dated June 25, 2012, filed with the U.S. Securities and Exchange Commission. All information provided in this release is provided as of the date of issuance of this release, and MMYT does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About MakeMyTrip Limited and MakeMyTrip.com

MakeMyTrip Limited is the parent company of MakeMyTrip (India) Private Limited, India’s largest online travel company, MakeMyTrip.com Inc., Luxury Tours & Travel Pte Ltd, Singapore (LTT) and Luxury Tours (Malaysia) Sdn Bhd. The Company’s services and products include air tickets, customized holiday packages, hotel bookings, railway tickets, bus tickets, car hire and facilitating access to travel insurance. Through its primary website, www.makemytrip.com, and other technology-enhanced platforms, the company provides access to all major domestic full-service and low-cost airlines operating in India, all major airlines operating to and from India, over 8,900 hotels and guesthouses in India and a wide selection of hotels outside India, Indian Railways and several major Indian bus operators.

For more details, please contact:

INVESTOR RELATIONS

Jonathan Huang

MakeMyTrip Limited

+1 (646) 405-1311

jonathan.huang@makemytrip.com

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(UNAUDITED)

	As at March 31, 2012	As at June 30, 2012
	(in USD)
Assets
Property, plant and equipment	7,064,373	6,534,158
Intangible assets	8,349,403	8,603,724
Trade and other receivables, net	807,159	652,460
Investment in equity-accounted investee	838,212	807,105
Other investment	4,416,543	4,233,089
Derivatives instruments	202,054	178,127
Term deposits	648,506	639,085
Other non-current assets	449,559	511,795
Deferred tax assets	8,892,842	9,334,401

Total non-current assets	31,668,651	31,493,944
Inventories	2,367,548	455,012
Current tax assets	5,908,213	4,940,831
Trade and other receivables, net	20,575,261	19,913,465
Term deposits	43,676,624	51,705,655
Other current assets	21,792,776	20,846,563
Cash and cash equivalents	43,798,230	46,299,599
Assets held for sale	404,109	—

Total current assets	138,522,761	144,161,125

Total assets	170,191,412	175,655,069

Equity
Share capital	18,576	18,580
Share premium	150,144,112	150,192,352
Fair value reserve	(428,937)	(612,391)
Accumulated deficit	(31,827,379)	(32,632,658)
Share based payment reserve	9,388,239	12,050,496
Foreign currency translation reserve	(8,578,442)	(12,571,318)

Total equity attributable to equity holders of the Company	118,716,169	116,445,061
Non-controlling interest	75,620	64,249

Total equity	118,791,789	116,509,310

Liabilities
Loans and borrowings	177,280	205,615
Employee benefits	681,135	707,569
Other non-current liabilities	1,487,658	1,105,969

Total non-current liabilities	2,346,073	2,019,153
Loans and borrowings	82,083	86,554
Derivatives instruments	149,135	216,247
Trade and other payables	46,697,644	55,103,908
Deferred income	23,122	21,403
Other current liabilities	2,101,566	1,698,494

Total current liabilities	49,053,550	57,126,606

Total liabilities	51,399,623	59,145,759

Total equity and liabilities	170,191,412	175,655,069

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(UNAUDITED)

	For the three months ended June 30
	2011	2012
	(in USD)
Revenue
Air ticketing	14,677,637	17,184,721
Hotels and packages	36,589,345	45,759,796
Other revenue	780,698	1,189,679

Total revenue	52,047,680	64,134,196
Service cost
Procurement cost of hotel and packages services	30,673,822	38,650,117
Cost of air tickets coupon	269,035	1,601,181
Personnel expenses	4,268,650	7,617,930
Other operating expenses	14,476,584	15,743,560
Depreciation and amortization	567,818	719,241

Result from operating activities	1,791,771	(197,833)
Finance income	461,833	886,962
Finance costs	1,504,484	1,640,679

Net finance costs	(1,042,651)	(753,717)

Share of loss of equity-accounted investee	—	(31,107)

Profit (Loss) before tax	749,120	(982,657)
Income tax benefit	1,796	172,198

Profit (Loss) for the period	750,916	(810,459)
Other comprehensive income (loss)
Foreign currency translation differences on foreign operations	(60,419)	(3,999,067)
Net change in fair value of available-for-sale financial assets	—	(183,454)

Other comprehensive income (loss) for the period, net of tax	(60,419)	(4,182,521)

Total comprehensive income (loss) for the period	690,497	(4,992,980)

Profit (Loss) attributable to:
Owners of the Company	756,849	(805,279)
Non-controlling interest	(5,933)	(5,180)

Profit (Loss) for the period	750,916	(810,459)

Total comprehensive income (loss) attributable to:
Owners of the Company	699,783	(4,981,609)
Non-controlling interest	(9,286)	(11,371)

Total comprehensive income (loss) for the period	690,497	(4,992,980)

Earnings (Loss) per share
Basic	0.02	(0.02)
Diluted	0.02	(0.02)
Weighted average number of shares
Basic	35,688,911	37,160,794
Diluted	36,933,491	37,160,794

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(UNAUDITED)

	Attributable to equity holders of the Company
	Share capital	Share premium	Fair value reserve	Accumulated deficit	Share based payment reserve	Foreign currency translation reserve	Total	Non- controlling interest	Total equity
	(In USD)
Balance as at April 1, 2012	18,576	150,144,112	(428,937)	(31,827,379)	9,388,239	(8,578,442)	118,716,169	75,620	118,791,789
Total comprehensive income (loss) for the period
Profit (loss) for the period	—	—	—	(805,279)	—	—	(805,279)	(5,180)	(810,459)
Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	(3,992,876)	(3,992,876)	(6,191)	(3,999,067)
Net change in fair value of available-for-sale financial assets	—	—	(183,454)	—	—	—	(183,454)	—	(183,454)
Total other comprehensive income (loss)	—	—	(183,454)	—	—	(3,992,876)	(4,176,330)	(6,191)	(4,182,521)

Total comprehensive income (loss) for the period	—	—	(183,454)	(805,279)	—	(3,992,876)	(4,981,609)	(11,371)	(4,992,980)

Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	—	2,703,773	—	2,703,773	—	2,703,773
Issue of ordinary shares on exercise of share options	4	48,240	—	—	(41,516)	—	6,728	—	6,728

Total contributions by owners	4	48,240	—	—	2,662,257	—	2,710,501	—	2,710,501

Balance as at June 30, 2012	18,580	150,192,352	(612,391)	(32,632,658)	12,050,496	(12,571,318)	116,445,061	64,249	116,509,310

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

(UNAUDITED)

	For the three months ended June 30
	2011	2012
	(in USD)
Profit (Loss) for the period	750,916	(810,459)
Adjustments for non-cash items	1,521,723	4,087,708
Change in working capital	562,339	11,238,199

Net cash from operating activities	2,834,978	14,515,448

Net cash used in investing activities	(27,440,212)	(10,218,568)

Net cash from (used in) financing activities	36,403,020	(84,412)

Increase in cash and cash equivalents	11,797,786	4,212,468
Cash and cash equivalents at beginning of the period	47,874,344	43,798,230
Effect of exchange rate fluctuations on cash held	(277,125)	(1,711,099)

Cash and cash equivalents at end of the period	59,395,004	46,299,599

MAKEMYTRIP LIMITED

RECONCILIATION OF IFRS TO NON-IFRS FINANCIAL MEASURES

	Three months ended June 30
	Air ticketing		Hotels and packages		Others		Total
	2011	2012	2011	2012	2011	2012	2011	2012
Revenue	14,677,637	17,184,721	36,589,345	45,759,796	780,698	1,189,679	52,047,680	64,134,196
Less:
Service cost	269,035	1,601,181	30,673,822	38,650,117	—	—	30,942,857	40,251,298

Revenue less service cost	14,408,602	15,583,540	5,915,523	7,109,679	780,698	1,189,679	21,104,823	23,882,898

Reconciliation of Adjusted Operating Profit (Loss)	For the three months ended June 30
(Unaudited)	2011	2012
	(in USD)
Result from operating activities as per IFRS	1,791,771	(197,833)
Add: Employee share-based compensation costs	(143,911)	2,703,773

Adjusted Operating Profit	1,647,860	2,505,940

Reconciliation of Adjusted Net Income (Loss)	For the three months ended June 30
(Unaudited)	2011	2012
	(in USD)
Income (Loss) for the period as per IFRS	750,916	(810,459)
Add: Employee share-based compensation costs	(143,911)	2,703,773
Add: Cost related to follow-on public offering	879,994	—
Add: Net loss on change in fair value of derivative financial instrument	—	91,038
Add: Interest accretion on financial liability related to business combination	32,374	7,184
Add: Income tax benefit	(1,796)	(172,198)

Adjusted Net Income	1,517,577	1,819,338

Adjusted Earnings per share
Diluted	0.04	0.05

	For the three months ended June 30, 2012
	Revenue				Revenue less service costs
Reported Growth and Constant Currency Growth (Unaudited)	Air Ticketing	Hotels and packages	Other	Total	Air Ticketing	Hotels and packages	Other	Total
Reported Growth	17.1%	25.1%	52.4%	23.2%	8.2%	20.2%	52.4%	13.2%
Impact of Foreign Currency Translation	24.7%	24.6%	31.1%	24.7%	22.8%	21.2%	31.1%	22.7%

Constant Currency Growth	41.8%	49.6%	83.5%	47.9%	31.0%	41.4%	83.5%	35.8%

MAKEMYTRIP LIMITED

OPERATING DATA

	For the three months ended June 30
	2011	2012
	(in thousands, except percentages)
Number of transactions
Air ticketing	904.1	822.1
Hotels and packages	73.3	105.7
Revenue less service cost:
Air ticketing	14,408.6	15,583.5
Hotels and packages	5,915.5	7,109.7
Other revenue	780.7	1,189.7

	21,104.8	23,882.9

Gross Bookings
Air ticketing	218,819.6	214,662.2
Hotels and packages	45,296.4	56,810.2

	264,116.0	271,472.4

Net revenue margins
Air ticketing	6.6%	7.3%
Hotels and packages	13.1%	12.5%
Combined net revenue margin for air ticketing and hotels and packages	7.7%	8.4%